UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 9 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 12,510,952
	8.	Shared Voting Power: 530,611
	9.	Sole Dispositive Power: 9,177,805
	10.	Shared Dispositive Power: 530,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,041,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 44.4%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 9 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 648,772
	9.	Sole Dispositive Power: 3,333,147
	10.	Shared Dispositive Power: 648,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,981,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 13.6%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 9 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 324,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 324,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 324,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.1%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 4 of 9 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 324,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 324,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 324,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.1%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 5 of 9 Pages

1.	Name of Reporting Person: Reid Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 530,611
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 530,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 530,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.8%
14.	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 886885102	13D	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by replacing the information contained under the subheading “10b5-1 Plans” in its entirety with the following:

10b5-1 Plans

The Hezy Shaked Living Trust UAD 5/18/1999, of which Mr. Shaked is the trustee and beneficiary (the “Hezy Shaked Living Trust”), entered into a stock trading plan on December 14, 2017, each of The Tilly Levine Separate Property Trust Established March 31, 2004, of which Ms. Levine is the trustee and beneficiary (the “Tilly Levine Separate Property Trust”), Trust I and Trust II entered into a separate stock trading plan on June 13, 2018, and the LLC entered into a stock trading plan on June 12, 2018, each in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (each, a “10b5-1 Plan”), pursuant to which each of the Hezy Shaked Living Trust, the Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC, respectively, may sell a certain number of shares of the Issuer’s Class A Common Stock (which would be converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by such Reporting Person) in specified amounts at market prices subject to specified limitations. Each of the 10b5-1 Plans for the Hezy Shaked Living Trust, the Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC expires on the earliest of (1) December 20, 2018, September 6, 2019, July 16, 2019, July 16, 2019 and July 17, 2019, respectively, (2) the sale of all of the shares specified under the respective 10b5-1 Plan, (3) the date that the stock trading plan is terminated, or (4) the date the respective seller undergoes a dissolution.

The description contained in this Statement of each of the 10b5-1 Plans is a summary only and is qualified in its entirety by the form of 10b5-1 plan that is filed as an exhibit to this Statement and is incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 7, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 15,392,584 shares of Class A Common Stock and 13,848,497 shares of Class B Common Stock outstanding as of June 8, 2018, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on June 13, 2018. The information set forth below assumes the conversion of all shares of Class B Common Stock into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

CUSIP No. 886885102	13D	Page 7 of 9 Pages

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	13,041,563	(1)	44.4%	12,510,952	530,611	9,177,805	530,611
Tilly Levine	3,981,919	(2)	13.6%	0	648,772	3,333,147	648,772
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer	324,386		1.1%	0	324,386	0	324,386
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz	324,386		1.1%	0	324,386	0	324,386
Reid Investments, LLC	530,611		1.8%	0	530,611	0	530,611

(1)	Includes (a) 9,077,805 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, (b) 3,333,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine, (c) 530,611 shares of Class A Common Stock held by the LLC, for which Mr. Shaked serves as sole manager with sole voting and investment control over the securities held thereby, and (d) 100,000 shares of Class A Common Stock underlying an option granted to Mr. Shaked, of which 25,000 shares vested and became exercisable on March 24 of each of 2015, 2016, 2017 and 2018. See Item 6 of the Original Statement.
(2)	Includes (a) 3,333,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”), and (b) 324,386 shares of Class B Common Stock held by each of Trust I and Trust II, of which Ms. Levine is trustee (648,772 shares in total). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6 of the Original Statement.

(c)	From April 9, 2018, the date that the Amendment No. 6 to this Statement (“Amendment No. 6”) was filed with the Commission, through July 27, 2018, the Reporting Persons disposed of an aggregate of 300,000 shares of Class A Common Stock of the Issuer in a series of transactions at prices ranging from $10.80 to $16.20 per share in open market transactions on the New York Stock Exchange pursuant to the 10b5-1 Plans related to each respective Reporting Person. The number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Reporting Person	Date	Shares Disposed of	Weighted Average Price per Share
Tilly Levine	April 10, 2018	10,000	$12.0417
Tilly Levine	April 11, 2018	10,000	$11.9883
Trust I	April 17, 2018	5,000	$11.9434
Trust II	April 17, 2018	5,000	$11.9390
The LLC	April 18, 2018	10,000	$11.8537
Tilly Levine	April 26, 2018	10,000	$11.4266
Tilly Levine	April 27, 2018	10,000	$11.3401
The LLC	May 8, 2018	10,000	$11.1168
Trust I	May 9, 2018	5,000	$11.0738
Trust II	May 9, 2018	5,000	$11.0689
Hezy Shaked	May 10, 2018	10,000	$10.9102
Hezy Shaked	May 11, 2018	10,000	$11.0871
Tilly Levine	May 14, 2018	10,000	$11.1090
Tilly Levine	May 15, 2018	10,000	$11.2384
Tilly Levine	May 30, 2018	10,000	$12.1018
Tilly Levine	May 31, 2018	10,000	$13.7231
Hezy Shaked	June 7, 2018	10,000	$15.7155
Hezy Shaked	June 8, 2018	10,000	$15.5724
Tilly Levine	June 12, 2018	10,000	$14.9018
Tilly Levine	June 13, 2018	10,000	$14.8329

CUSIP No. 886885102	13D	Page 8 of 9 Pages

Reporting Person	Date	Shares Disposed of	Weighted Average Price per Share
The LLC	June 18, 2018	10,000	$15.0724
Trust I	June 22, 2018	5,000	$14.6747
Trust II	June 22, 2018	5,000	$14.6784
Tilly Levine	June 27, 2018	10,000	$15.0953
Tilly Levine	June 28, 2018	10,000	$15.1239
Tilly Levine	July 11, 2018	10,000	$14.5874
Tilly Levine	July 12, 2018	10,000	$14.6469
Trust I	July 16, 2018	5,000	$15.0617
Trust II	July 16, 2018	5,000	$15.0646
The LLC	July 18, 2018	10,000	$15.1759
Tilly Levine	July 24, 2018	10,000	$15.1110
Tilly Levine	July 25, 2018	10,000	$15.4001
Hezy Shaked	July 26, 2018	10,000	$15.6293
Hezy Shaked	July 27, 2018	10,000	$15.2440

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer in the 60 days preceding the filing date of this Amendment No. 7.

(d)	None.

(e)	Not applicable.

CUSIP No. 886885102	13D	Page 9 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Second Amendment to the Tilly Levine Voting Trust Agreement, dated May 25, 2017, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on May 25, 2017).

4	Form of 10b5-1 Plan (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

5	Joint Filing Agreement (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2018

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

/s/ Tilly Levine
Tilly Levine Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz

/s/ Tilly Levine
Tilly Levine Trustee

Reid Investments, LLC a Delaware limited liability company

/s/ Hezy Shaked
Hezy Shaked Manager